Filed by Golden State Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933


                                    Subject Company:  Golden State Bancorp, Inc.
                                                   Commission File No. 000-29654


CITIGROUP/CAL FED TRANSITION
UPDATE #3 - JUNE 20, 2002

To all employees of Cal Fed and its subsidiaries:

Here is an update on our progress in integrating Citigroup and Cal Fed, and answers to some of the questions employees have asked. (THESE ANSWERS MAY NOT APPLY TO YOU IF YOU ARE COVERED UNDER AN EXISTING EMPLOYMENT AGREEMENT OR SIMILAR ARRANGEMENT.)

Please keep in mind that we are now in the midst of the decision-making process, and there are still a number of questions that can't be answered until decisions are made. We know how difficult uncertainty can be and are doing all we can to get answers to you as soon as we have them. Specifically, we are hoping to have information in our next update on the acquisition's impact on our 401(k) accounts and loans, employee mortgage and home equity loans, and GSB stock and stock options.

If you have questions about some of the answers we've already given and how they apply to you specifically, please ask your manager, your human resources consultant, or the employee service center at (916) 374-7777 or toll-free at 1-866-372-4767.

If you receive questions from reporters about the acquisition, please refer them to corporate communications at (415) 904-1199 or (415) 904-1203.

WHERE ARE WE IN THE TRANSITION PROCESS AND WHAT HAPPENS NEXT?

Citigroup employees are continuing to meet and work with their counterparts throughout our organization. It looks now like staffing plans may be completed by mid-July, and employees may know what will happen to their jobs by the end of July.

Regarding approval of the acquisition, the first Hart Scott Rodino waiting period has expired without objection from the Federal Trade Commission. Approvals are still pending from shareholders and regulators, including the OTS, but executives from both Citigroup and Cal Fed expect the approval process to go smoothly.

As soon as we have a firm date for the GSB shareholders' meeting (where shareholders' votes on the acquisition will be tallied) and an expected transaction close date, we will let you know.

A PREVIOUS UPDATE MENTIONED THE TERM "COMPARABLE JOB" IN THE CONTEXT OF CAL FED'S SEVERANCE PLAN. WHAT IS THE DEFINITION OF "COMPARABLE JOB"?



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As defined in Cal Fed's Employee Handbook on page 282 for non-officers and page
285 for officers, there are three factors considered in determining comparability, and all three must be met for the job to be considered "comparable."

NON-OFFICERS COMPARABILITY FACTORS
1. A base salary that is at least 95% of your prior base salary or rate of pay. For example, if your base pay is $2,000 a month and you are offered a position with the new organization, the minimum monthly salary would be $1,900 (95% of $2,000) for it to be comparable. If you were offered a job at $1,850 a month, it would NOT be comparable.

2. Similar job duties and responsibilities, i.e., you are generally doing the same type of work, using the same skills and making the same level of decisions.

3. The new job is not more than 50 miles from your prior job site. For example, if you currently work in San Francisco and you are offered a new job in Palo Alto, it would be "comparable" because Palo Alto is within 50 miles of San Francisco. If you were offered a job in Sacramento, however, it would NOT be "comparable" because Sacramento is not within 50 miles of San Francisco.

VICE PRESIDENTS AND FIRST VICE PRESIDENTS COMPARABILITY FACTORS
1. There is no more than a 5% reduction in the aggregate value of your total cash compensation (base pay, bonuses, lump sum merit payments in lieu of a base salary increase and long-term incentive benefits). Any one element can be more than a 5% reduction, but all elements in combination cannot be more than a 5% reduction.

2. Similar duties and responsibilities, as described above.

3. The new job is not more than 50 miles from your prior job site, as described above.

WHAT DO I DO IF I AM OFFERED A JOB THAT I FEEL IS NOT "COMPARABLE"?

If you are offered a job that you feel is not comparable, you should contact your human resources consultant. The Cal Fed human resources department will work with the hiring manager to review the job and its duties and responsibilities.

WHEN WILL THE CHANGE MANAGEMENT AND TRANSITION WORKSHOPS BE OFFERED?

The change management workshops will be offered in July and August. All employees have the option to attend. The schedule for most employees is attached to the e-mail version of this update and posted in the "Internal News" section of the InfoVault. The transition workshops will be offered in August and September, and the dates will be communicated via a supplemental training calendar in early July.



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A class schedule for FNMC employees in Frederick and Dallas will be published within the next two weeks. FNMC employees in California are encouraged to attend one of the Cal Fed Bank scheduled sessions.

WHAT IS THE CONTENT OF THE CHANGE MANAGEMENT WORKSHOP?

The change management workshop will help you understand the dynamics of change and develop a plan to effectively manage through the stages of change. Content will include:
o    assessment and discussion of personal reactions to change
o    develop strategies to address the challenges associated with change
o    discuss steps to surviving an acquisition
o    develop a personal action plan.

HOW DO I ENROLL IN THE WORKSHOPS?

Complete the training and development enrollment form included in the recently distributed third quarter training calendar. The enrollment form is also available on the InfoVault under the "Training and Development" tab.

o    complete all enrollment information
o    print clearly in black ink
o fax the completed form to (415) 421-1083 within 5 business days of class start date. You will be contacted if there is a question about your enrollment.
o class confirmations will be communicated 3-5 business days before the class date.

                                    * * * * *
Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718)
765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have


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interests in the transaction, including as a result of holding shares of Golden
State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.


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